UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2016
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission File Number.....001-34624
___________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Umpqua Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Umpqua Holdings Corporation
Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258

REQUIRED INFORMATION

1. Not Applicable
2. Not Applicable
3. Not Applicable
4. The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2016, prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm and Financial Statements
with Supplemental Information for

Umpqua Bank
401(k) and Profit Sharing Plan

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington
June 23, 2017

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 and 2015

	December 31,
	2016	2015

ASSETS
Investments, at fair value
Registered investment companies	$246,366,946	$229,341,571
Common stock	12,512,296	12,338,832
Individually directed account	5,018,070	4,593,974
Collective trusts	7,771,371	2,388,214

Total investments, at fair value	271,668,683	248,662,591

Receivables
Notes receivable from participants	7,936,392	7,944,072
Employer contributions	1,206,352	1,564,286
Participant contributions	2,801	1,584

Total receivables	9,145,545	9,509,942

NET ASSETS AVAILABLE FOR BENEFITS	$280,814,228	$258,172,533

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$19,077,737
Dividends	532,949
Interest	484

Net investment income	19,611,170

Interest income on notes receivable from participants	334,283

Contributions
Employer	6,894,233
Participant	22,973,740
Rollovers	3,748,473

Total contributions	33,616,446

Total additions	53,561,899

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	30,419,101
Corrective distributions	175,262
Administrative expenses	325,841

Total deductions	30,920,204

CHANGE IN NET ASSETS	22,641,695

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	258,172,533

End of year	$280,814,228

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service. Employees are automatically enrolled into the Plan once they meet these criteria, unless they chose to opt-out. Employees enter the plan on scheduled enrollment dates following their completion of the eligibility requirements.

Contributions –

Employee deferrals – Participants may elect to contribute up to 80% of eligible compensation, except for bonus pay which can be be deferred up to 100%, to the Plan each year. In addition, participants may make voluntary Roth after-tax contributions or voluntary non-deductible after-tax contributions to the Plan. Participants may also roll over eligible amounts from other qualified plans.

Employer match – The Company may elect to make discretionary matching contributions to the Plan. The contribution period is each Plan quarter and Participants must be employed as of the last day of the Plan quarter, to be eligible to receive any matching contributions for that quarter. The Company matched 50% of employee contributions, up to 6% of eligible compensation deferred to the Plan for the year ended December 31, 2016.

Employer profit sharing – The Company may elect to make discretionary profit sharing contributions to the Plan. Participants must complete at least 1,000 hours of service during the Plan year, and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant’s compensation bears to the total of all participants’ compensation. There were no profit sharing contributions for the year ended December 31, 2016.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers various registered investment company mutual funds, Company common stock and a stable value fund as investment options for participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule. Participants who were part of acquired plans may have specific vesting schedules in accordance with those plans.

Percentage

Years of service
Less than 1 year	—%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2016, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with various maturities through January 2037.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account balance, or annual installments over a period not more than the participant’s life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals of the participants' contributions are permitted by the Plan. Hardship withdrawals must be approved by the Plan administrator, and are limited to vested amounts of participants' contributions. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of receipt of the hardship withdrawal.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. As of December 31, 2016 and 2015, forfeited non-vested accounts totaled $557,118 and $356,570, respectively. During 2016, the Company used $100,275 of forfeitures to fund 2015 contributions and $94,791 of forfeitures to fund 2016 contributions. During 2017, the Company used $569,983 of forfeitures to fund 2016 contributions.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan Document.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company. Transaction fees and investment management fees are paid by the Plan.

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of fair value measurement –

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology are quoted prices in markets that are not considered to be active, or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies (mutual funds) – Valued at the net asset value (NAV) of shares held by the plan at year end using prices quoted by the relevant pricing agent.

Registered investment companies (money market funds) – The money market funds are valued using the NAV of the money market as reported by the money market managers, as a practical expedient. The NAV is based on the fair value of the underlying assets in the money market fund, minus its liabilities, and then divided by the number of units outstanding.

The money market funds invest in securities determined to experience minimal credit risk such as U.S. government securities and other short-term obligations of U.S companies, states, and municipalities. The money market fund seeks to maintain a stable NAV of $1.00 per share. Principal risks of the money market fund could cause deterioration in the stable NAV which could result in increased redemption activity further adversely affecting the NAV.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements (continued)

Collective trust – Units held in the collective trust are valued using the NAV of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. Participant transactions (purchases and sales) may occur daily at NAV. The common collective trust funds measured at NAV have not been classified in the fair value hierarchy.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31:

	Fair	Unfunded	Redemption	Redemption
December 31, 2016	Value	Commitments	Frequency	Notice Period

Wells Fargo Stable Value Fund Class C	$7,771,371	None	Daily	N/A
(Collective Trust)
Vanguard Federal Money Market Fund	1,094,380	None	Daily	N/A
(Registered Investment Company - money market)
SSGA Inst Gov Money Market Fund	330,770	None	Daily	N/A
(Individually directed account - money market)
	$9,196,521

	Fair	Unfunded	Redemption	Redemption
December 31, 2015	Value	Commitments	Frequency	Notice Period

Wells Fargo Stable Value Fund Class C	$2,388,214	None	Daily	N/A
(Collective Trust)
Goldman Sachs Financial Square Prime Fund	3,932,118	None	Daily	N/A
(Registered Investment Company - money market)
SSGA Inst Gov Money Market Fund	301,469	None	Daily	N/A
(Individually directed account - money market)
	$6,621,801

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements (continued)

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31:

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Registered investment companies	$245,272,566	$—	$—	$245,272,566
Common stock – Umpqua Holdings Corp.	12,512,296	—	—	12,512,296
Individually directed account	4,687,300	—	—	4,687,300
Total assets in the fair value hierarchy	$262,472,162	$—	$—	$262,472,162
Investments measured at NAV (1)
Collective trust				$7,771,371
Registered investment companies - money market				1,094,380
Individually directed account - money market				330,770
Total investments measured at NAV				9,196,521
Total investments at fair value				$271,668,683

(1)
Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Registered investment companies	$225,409,453	$—	$—	$225,409,453
Common stock – Umpqua Holdings Corp.	12,338,832	—	—	12,338,832
Individually directed account	4,292,505	—	—	4,292,505
Total assets in the fair value hierarchy	$242,040,790	$—	$—	$242,040,790
Investments measured at NAV (1)
Collective trust				$2,388,214
Registered investment companies - money market				3,932,118
Individually directed account - money market				301,469
Total investments measured at NAV				6,621,801
Total investments at fair value				$248,662,591

(1)
Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Plan management must evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has concluded that as of December 31, 2016 and 2015 there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

Note 6 – Party-in-Interest Transactions

Plan investments include shares of Umpqua Holdings Corporation Stock which is comprised of common stock of the Company.

Note 7 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

SUPPLEMENTAL INFORMATION
REQUIRED BY THE DEPARTMENT OF LABOR

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 93-1261319
PLAN NO. 001
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	JPMorgan SmartRetirement 2020 Fund Class R5	Registered investment company	**	$36,715,341
	JPMorgan SmartRetirement 2025 Fund Class R5	Registered investment company	**	29,414,661
	JPMorgan SmartRetirement 2030 Fund Class R5	Registered investment company	**	23,536,177
	JPMorgan SmartRetirement 2035 Fund Class R5	Registered investment company	**	20,658,262
	Vanguard Institutional Index Fund	Registered investment company	**	18,129,492
	JPMorgan SmartRetirement 2040 Fund Class R5	Registered investment company	**	17,009,511
	JPMorgan SmartRetirement 2045 Fund Class R5	Registered investment company	**	14,821,037
	JPMorgan SmartRetirement 2015 Fund Class R5	Registered investment company	**	11,732,207
	Vanguard Small Cap Index Fund Inst Shares	Registered investment company	**	6,777,386
	MFS Value Fund Class R6	Registered investment company	**	6,638,879
	T Rowe Price Institutional Mid-Cap Equity Growth Fund	Registered investment company	**	6,391,655
	Vanguard Mid-Cap Index Fund Inst Shares	Registered investment company	**	6,348,503
	JPMorgan SmartRetirement 2050 Fund Class R5	Registered investment company	**	5,999,723
	JPMorgan Mid Cap Value Fund Class L	Registered investment company	**	5,931,028
	MainStay Large Cap Growth Fund Class 1	Registered investment company	**	5,371,181
	JPMorgan SmartRetirement Income Fund Class R5	Registered investment company	**	5,337,667
	Metropolitan West Total Return Bond Fund Plan	Registered investment company	**	4,891,115
	American Funds EuroPacific Growth Fund Class R6	Registered investment company	**	4,603,420
	Vanguard Total Bond Market Index Fund Admiral	Registered investment company	**	3,076,532
	State Street Institutional Small-Cap Equity Fund	Registered investment company	**	2,748,301
	Vanguard Total International Stock Index Fund Admiral	Registered investment company	**	2,683,252
	Hotchkis & Wiley High Yield Fund Class I	Registered investment company	**	2,408,786
	JPMorgan SmartRetirement 2055 Fund Class R5	Registered investment company	**	2,336,704
	DFA International Value Portfolio Inst Class	Registered investment company	**	1,711,746
	Vanguard Federal Money Market Fund	Registered investment company	**	1,094,380
*	Umpqua Holdings Corporation	Common stock	**	12,512,296
	Wells Fargo Stable Value Fund Class C	Collective trust	**	7,771,371
	Participant directed brokerage account	Individually directed account	**	5,018,070
	Participant loans	4.25% – 9.25%, various maturities through January 2037	-0-	7,936,392

				$279,605,075

* Indicates party-in-interest
** Information is not required as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Umpqua Bank 401(k) and Profit Sharing Plan

Date: June 23, 2017
/s/ Neal T. McLaughlin
Neal T. McLaughlin
Chair of the Umpqua Bank 401(k) Advisory Committee,
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.        Description

23.1            Consent of Independent Registered Public Accounting Firm